[Letterhead of HD Supply]

April 25, 2014

Mara L. Ransom
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:                             HD Supply Holdings, Inc.

Registration Statement on Form S-1
Filed March 28, 2014
File No. 333-194887
HD Supply Holdings, Inc.
HD Supply, Inc.
Annual Report on Form 10-K for Fiscal Year Ended February 2, 2014
Filed March 25, 2014
File Nos. 1-35979 and 333-159809

Dear Ms. Ransom:

This letter sets forth the responses to the comments contained in your letter, dated April 24, 2014, of (1) HD Supply Holdings, Inc. (“Holdings”) relating to Holdings’ Registration Statement on Form S-1, File No. 333-194887, filed on March 28, 2014 (the “Registration Statement”) and (2) Holdings and HD Supply Inc. (together with Holdings, the “Registrants”) relating to the Registrants’ Annual Report on Form 10-K for the Fiscal Year Ended February 2, 2014 (the “Form 10-K”).  The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the responses of the Registrants are set forth in plain text immediately following each comment.  Upon approval by the Staff, the Registrants will file Amendment No. 2 to the Form 10-K (“Amendment No. 2”) reflecting the changes proposed below.

HD Supply Holdings, Inc.

Registration Statement on Form S-1

General

1.                                      Please confirm your understanding that we will not be in a position to consider a request for acceleration of effectiveness of your registration statement until we resolve all comments regarding your Annual Report on Form 10-K for the fiscal year ended February 2, 2014.

In response to the Staff’s comment, Holdings confirms its understanding that the Staff will not be in a position to consider a request for acceleration of effectiveness of the Registration Statement until the Staff resolves all comments regarding the Form 10-K.

Exhibit 5.1

2.                                      Please file your legal opinion in a timely manner so that we may have time to review it before you request that your registration statement become effective.

In response to the Staff’s comment, a draft of the Exhibit 5.1 opinion of Debevoise & Plimpton LLP as to the legality of the securities being registered is attached hereto as Annex A. Upon approval by the Staff, Holdings will file the Exhibit 5.1 opinion in Amendment No. 1 to the Registration Statement.

HD Supply Holdings, Inc.
HD Supply, Inc.

Annual Report on Form 10-K for Fiscal Year Ended February 2, 2014

Notes to Consolidated Financial Statements, page 100

Note 6 — Debt, page 113

3.                                      Based on your disclosures in Form S-4/A filed January 31, 2013, as well as your correspondence to the Staff dated May 17, 2013, we note that the Indentures and applicable collateral documents for your First and Second Priority Notes provide that any capital stock and other securities of any of your subsidiaries will be excluded from the collateral for these notes to the extent the pledge of such capital stock or other securities to secure the notes would cause such subsidiary to be required to file separate financial statements with the SEC pursuant to Rule 3-16 of Regulation S-X. Please confirm that these provisions of your Indentures remain effective or otherwise tell us how you have complied with Rule 3-16 of Regulation S-X. Additionally, please disclose this information in the notes to your financial statements, as represented in your correspondence dated May 17, 2013.

In response to the Staff’s comment, the Registrants confirm that the provisions of the Indentures discussed in the Staff’s comment remain effective.

In further response to the Staff’s comment, the Registrants propose to include in “Note 6—Debt” of the Notes to Consolidated Financial Statements in Amendment No. 2 the disclosure set forth below:

•                  Under the heading “8 1/8 Senior Secured First Priority Notes—Collateral”, a new paragraph three as follows:

•                  “The First Priority Indenture and the applicable collateral documents provide that any capital stock and other securities of any of HDS’ subsidiaries will be excluded from the collateral to the extent the pledge of such capital stock or other securities to secure the First Priority Notes would cause such subsidiary to be required to file separate financial statements with the SEC pursuant to Rule 3-16 of Regulation S-X (as in effect from time to time).”

•                  Under the heading “11% Senior Secured Second Priority Notes—Collateral”, a new paragraph two as follows:

•                  “The Second Priority Indenture and the applicable collateral documents provide that any capital stock and other securities of any of HDS’ subsidiaries will be excluded from the collateral to the extent the pledge of such capital stock or other securities to secure the Second Priority Notes would cause such subsidiary to be required to file separate financial statements with the SEC pursuant to Rule 3-16 of Regulation S-X (as in effect from time to time).”

The disclosure set forth above is the same disclosure included in the Notes to Consolidated Financial Statements contained in Holdings’ Registration Statement on Form S-1 (File No. 333-187872) declared effective by the Staff on June 26, 2013 and inadvertently omitted from the Form 10-K.  In addition, the Registrants will include this disclosure in future periodic reports.

Note 13 — Commitments and Contingencies, page 142

Legal Matters, page 143

4.                                      Please confirm that you not only accrue for loss contingencies that you determine to be both probable and reasonably estimable, but you also disclose the nature of each material loss contingency where a loss is deemed to be either probable or reasonably possible, as well as the amount or range of reasonable possible loss in excess of amounts accrued.  Refer to ASC 450-20-50 and also tell us your consideration of revising your disclosure to clarify your policy. In this regard, we note the disclosure in the first paragraph under Legal Matters on page 143 suggests that you may have probable and reasonably estimable losses for which you have accrued losses, probable but not reasonably estimable losses for which no amounts are accrued and/or reasonably likely losses for which no loss is accrued, but without the requisite disclosure of the nature of the loss contingencies and the amount or range of reasonably possible loss in excess of amounts accrued.

In response to the Staff’s comment, the Registrants propose to include in Item 3. Legal Proceedings and “Note 13—Commitments and Contingencies” of the Notes to Consolidated Financial Statements in Amendment No. 2 the disclosure set forth below:

•                  In the first paragraph under the section “Item 3. Legal Proceedings” and the heading “Legal Matters” in “Note 13—Commitments and Contingencies” of the Notes to the Consolidated Financial Statements, revise the disclosure as indicated in bold below:

•                  “HD Supply is involved in various legal proceedings arising in the normal course of its business. The Company establishes reserves for litigation and similar matters when those matters present loss contingencies that it determines to be both probable and reasonably estimable in accordance with ASC 450, Contingencies. In the opinion of management, based on current knowledge, all reasonably estimable and probable matters are believed to be adequately reserved for or covered by insurance. For all other matters, except as noted below, management believes the possibility of losses from such matters is not probable, the potential loss from such matters is not reasonably estimable, or such matters are of such kind or involve such amounts that would not have a material adverse effect on the financial position, results of operations or cash flows of the Company if disposed of unfavorably.  For certain matters that are reasonably possible and reasonably estimable, we have estimated the aggregate range of potential loss as $0 to $15 million.”

Note 15 — Guarantor Subsidiaries, page 146

5.                                      Please refer to Rule 3-10(i)(8) of Regulation S-X and tell us your consideration of disclosing, if true, that all guarantees of the Notes are full and unconditional and joint and several. If the guarantees are not full and unconditional and joint and several, please tell us how you have complied with the disclosure requirements in Rule 3-10 of Regulation S-X.

In response to the Staff’s comment, the Registrants propose to include in “Note 15—Guarantor Subsidiaries” of the Notes to Consolidated Financial Statements in Amendment No. 2 the disclosure set forth below:

•                  Under the heading “Note 15—Guarantor Subsidiaries”, new paragraph two as follows:

•                  “The Debt Issuer’s payment obligations under the Notes are jointly and severally guaranteed by the guarantors and all guarantees are full and unconditional.”

The disclosure set forth above is the same disclosure included in the Notes to Consolidated Financial Statements contained in Holdings’ Registration Statement on Form S-1 (File No. 333-187872) declared effective by the Staff on June 26, 2013 and inadvertently omitted from the Form 10-K.  In addition, the Registrants will include this disclosure in future periodic reports.

6.                                      We note your disclosure that the subsidiary guarantees of the various debt issued by HDS are subject to release under customary circumstances as stipulated in the various debt agreements. Please revise your disclosure to describe the circumstances under which the guarantees are subject to release, as represented in your correspondence to the Staff dated May 17, 2013.

In response to the Staff’s comment, the Registrants propose to include in “Note 15—Guarantor Subsidiaries” of the Notes to Consolidated Financial Statements in Amendment No. 2 the disclosure set forth below:

•                  Under the heading “Note 15—Guarantor Subsidiaries”, new paragraph three as follows:

•                  “These guarantees are subject to release under the circumstances as described below:

(i) concurrently with any direct or indirect sale or disposition (by merger or otherwise) of any Subsidiary Guarantor or any interest therein in accordance with the terms of the applicable indebtedness by HDS or a restricted subsidiary, following which such Subsidiary Guarantor is no longer a restricted subsidiary of HDS;

(ii) at any time that such Subsidiary Guarantor is released from all of its obligations under all of its guarantees of payment of any indebtedness of HDS or any Subsidiary

Guarantor under all other indebtedness and is not a borrower under the ABL Facility;

(iii) upon the merger or consolidation of any Subsidiary Guarantor with and into HDS or another Subsidiary Guarantor that is the surviving entity in such merger or consolidation, or upon the liquidation of such Subsidiary Guarantor following the transfer of all of its assets to HDS or another Subsidiary Guarantor;

(iv) concurrently with any Subsidiary Guarantor becoming an unrestricted subsidiary;

(v) during the period when the rating on the notes is changed to investment grade and certain covenants cease to apply while such investment grade rating is maintained, upon the merger or consolidation of any Subsidiary Guarantor with and into another subsidiary that is not a Subsidiary Guarantor with such other subsidiary being the surviving entity in such merger or consolidation, or upon liquidation of such Subsidiary Guarantor following the transfer of all of its assets to a subsidiary that is not a Subsidiary Guarantor;

(vi) upon legal or covenant defeasance of HDS’s obligations under the applicable indebtedness, or satisfaction and discharge of the indenture governing the applicable indebtedness; or

(vii) subject to customary contingent reinstatement provisions, upon payment in full of the aggregate principal amount of all applicable indebtedness then outstanding and all other obligations guaranteed by a Subsidiary Guarantor then due and owing.

In addition, HDS has the right, upon 30 days’ notice to the applicable trustee, to cause any Subsidiary Guarantor that has not guaranteed payment of any indebtedness of HDS or any Subsidiary Guarantor under all other indebtedness and is not a borrower under the ABL Facility to be unconditionally released from all obligations under its Subsidiary Guarantee, and such Subsidiary Guarantee shall thereupon terminate and be discharged and of no further force or effect.”

The disclosure set forth above is the same disclosure included in the Notes to Consolidated Financial Statements contained in Holdings’ Registration Statement on Form S-1 (File No. 333-187872) declared effective by the Staff on June 26, 2013 and inadvertently omitted from the Form 10-K.  In addition, the Registrants will include this disclosure in future periodic reports.

* * * * *

In responding to the Staff’s comments, the Registrants acknowledges the following:

•                       the Registrants are responsible for the adequacy and accuracy of the disclosure in their filings;

•                       Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to their filings; and

•                       the Registrants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter, please do not hesitate to call me at (770) 852-9321 or Steven J. Slutzky of Debevoise & Plimpton LLP at (212) 909-6036.

Regards,

/s/ Ricardo J. Nuñez

Ricardo J. Nuñez
Senior Vice President, General Counsel and Corporate Secretary

cc:                                Robyn Manuel

William Thompson
Scott Anderegg

Securities and Exchange Commission

Steven J. Slutzky, Esq.

Debevoise & Plimpton LLP

Enclosures

ANNEX A

DRAFT — April 25, 2014

Exhibit 5.1

April [•], 2014

HD Supply Holdings, Inc.
3100 Cumberland Boulevard, Suite 1480
Atlanta, Georgia 30339

Registration Statement on Form S-1
of HD Supply Holdings, Inc.
(Registration No. 333-194887)

Ladies and Gentlemen:

We have acted as special counsel to HD Supply Holdings, Inc., a Delaware corporation (the “Registrant” or the “Company”), in connection with the filing with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”), of a Registration Statement on Form S-1 (File No. 333-194887) (the “Registration Statement”) relating to an offering (the “Offering”) of [•] shares (the “Primary Shares”) of the Registrant’s common stock, par value $0.01 per share (the “Common Stock”), to be offered and sold by certain stockholders of the Company (the “Selling Stockholders”), [•] shares of Common Stock (the “Optional Shares”) to be sold by the Selling Stockholders to the extent the underwriters for the Offering exercise their option to purchase additional shares of Common Stock and any additional shares of Common Stock that may be registered in accordance with Rule 462(b) under the Act (such additional shares, together with the Primary Shares and the Optional Shares, the “Shares”) pursuant to an underwriting agreement to be entered into among the Registrant, the Selling Stockholders and the several underwriters named in Schedule A to the underwriting agreement (the “Underwriting Agreement”).

In rendering the opinions expressed below, (a) we have examined and relied on the originals, or copies certified or otherwise identified to our satisfaction, of such agreements, documents and records of the Registrant and its subsidiaries and such other instruments and certificates of public officials, officers and representatives of the Registrant and its subsidiaries and others as we have deemed necessary or appropriate for the purposes of such opinions, (b) we have examined and relied as to factual matters upon, and have assumed the accuracy of, the statements made in the certificates of public officials, officers and representatives of the Registrant and its subsidiaries and others delivered to us and the representations and warranties contained in or made pursuant to the Underwriting Agreement and (c) we have made such investigations of law as we have deemed necessary or appropriate as a basis for such opinions.  In rendering the opinions expressed below, we have assumed, with your permission, without independent investigation or inquiry, (i) the authenticity and completeness of all documents submitted to us as originals, (ii) the genuineness of all signatures on all documents that we examined, (iii) the conformity to authentic originals and completeness of documents submitted to us as certified, conformed or reproduction copies and (iv) the legal capacity of all natural persons executing documents.

Based upon and subject to the foregoing and the assumptions, qualifications and limitations hereinafter set forth, we are of the opinion that the Shares to be sold to the Underwriters by the Selling Stockholders pursuant to the Underwriting Agreement have been duly authorized and are validly issued, fully paid and non-assessable under the laws of the State of Delaware.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement, to the reference to our firm under the caption “Legal Matters” in the Prospectus forming a part thereof and to the incorporation by reference of this opinion and consent as exhibits to any registration statement filed in accordance with Rule 462(b) under the Act relating to the Offering.  In giving such consent, we do not thereby concede that we are within the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission thereunder.

We are members of the bar of the State of New York.  We express no opinion as to the laws of any jurisdiction other than the laws of the State of Delaware as currently in effect.

Very truly yours,

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